                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                  SCHEDULE 13D/A

                                (Rule 13-d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)
                               (AMENDMENT NO. 6)(1)

                          National City Bancorporation
--------------------------------------------------------------------------------
                                (Name of Issuer)


                    Common Stock, $1.25 par value per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                  635312-10-1
                          ----------------------------
                                 (CUSIP Number)

D.I.A. Bank Trust, c/o Andreas Office, P.O. Box 3584, Mankato, Minnesota 56002-3584, 507-345-1233

--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                   12/31/99
            -------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box / /.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)
                              (Page 1 of 5 Pages)

(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

Cusip No.   635312-10-1                                        Page 2 of 5 Pages

  1     Name of Reporting Person
        S.S. or I.R.S. Identification No. of Above Person

        D.I.A. Bank Trust (a revocable trust of which Dorothy Inez Andreas is the sole trustee)

  2     Check the Appropriate Box if a Member of a Group        (a) / /
                                                                (b) /X/
  3     SEC Use Only

  4     Source of Funds*

        PF

  5 Check Box If Disclosure of Legal Proceedings is required pursuant / / to Items 2(d) or 2(e)

        N/A

  6     Citizenship or Place of Organization

        United States

     Number of       7      Sole Voting Power

      Shares                1,697,790

    beneficially     8      Shared Voting Power
       owned
                            14,921
      by each
                     9      Sole Dispositive Power
     reporting
                            1,697,790
   person with
                     10     Shared Dispositive Power

                            14,921

  11    Aggregate Amount Beneficially Owned by Each Reporting Person

        1,712,711

  12    Check Box if the Aggregate amount in Row (11) Excludes        /X/
        Certain Shares*                                         (See Exhibit A)


  13    Percent of Class Represented by Amount in Row (11)

        19.3%

  14    Type of Reporting Person*

        00 (Revocable Trust)

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!
          Include Both Sides of the Cover Page, Responses To Items 1-7

Item 1.  Security and Issuer.

         This Amendment to Schedule 13D dated December 31, 1999 (the "Schedule 13D") relates to the Common Stock, $1.25 par value per share (the "Common Stock"), of National City Bancorporation, an Iowa corporation (the "Issuer"). The address of the principal executive offices of the Issuer is 651 Nicollet Mall, Minneapolis, Minnesota 55402.

Item 2.  Identity and Background.

         (a)     This Amendment No. 6 amends the statement on Amendment No. 5 to
Schedule 13D filed by the D.I.A. Bank Trust, a revocable trust of which Dorothy Inez Andreas is the sole trustee, (the "Reporting Person") on February 1, 1999 (the "Schedule 13D"). Except as otherwise noted, all defined terms have the meanings ascribed in the Schedule 13D.

         (b) The principal office of the Reporting Person is located at Third and Harper Street, P.O. Box 3584, Mankato, MN 56002-3584.

         (c)    Not Applicable.

         (d)-(e) During the last five years, neither the Reporting Person nor its trustee have been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) nor have the parties been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such individual was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting, or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) Dorothy Inez Andreas, the sole trustee of the Reporting Person is a citizen of the United States.


Item 3.  Source and Amount of Funds or Other Consideration.

         The aggregate purchase price of the purchases identified in response to Item 5(c) was $19,374.50. All such purchases were paid for with cash.
The securities identified in response to Item 5(c) were acquired by private purchases.

Item 4.  Purpose of Transaction.

         The Reporting Person purchased the Securities reported herein as an investment. The Reporting Person may from time to time purchase additional securities, depending upon market conditions.

As of the date hereof, the Reporting Person has no plans or proposals regarding:

         (i) Any extraordinary corporate transaction such as a merger, reorganization, or liquidation involving the Issuer or any of its securities;

         (ii) A sale or transfer of material amount of assets of the Issuer or any of its subsidiaries;

         (iii) Any change in the present Board of Directors or management of the Issuer (including plans or proposals to change the number or term of Directors or to fill any existing vacancies on the Board;

         (iv) Any material change in the present capitalization or dividend policy of the Issuer;

         (v) Any other material change in the Issuer's business or corporate structure;

         (vi) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other acts which may impede the acquisition of control of the Issuer by any person;

         (vii) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in the NASDAQ market;

         (viii) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or
         (ix)  Any action similar to those enumerated above.

Item 5.   Interest in Securities of Issuer.

          (a) The Reporting Person is the direct beneficial owner of 1,682,869 Shares or 19.0% of the Company's issued and outstanding Shares.

          (b) As sole and co-trustee of trusts for the benefit of members of her family, the Reporting Person possesses sole investment and voting power with respect to 14,921 Shares and possesses shared investment and voting power with respect to 14,921 Shares. The Reporting Person may be deemed to share voting and investment power with respect to 614,710 Shares held by her spouse as sole trustee of trusts for the benefit of members of her family. In accordance with Exchange Act Rule 13d-4, the Reporting Person disclaims beneficial ownership of all Shares held by her spouse and held as sole or co-trustee of trust for the benefit of members of her family.

          (c) All transactions in the Shares effected by the Reporting Person since December 31, 1998 are set forth in Exhibit A hereto and are herein incorporated by reference.

          (d) Except as described herein, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

          (e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationship with Respect to Securities of the Issuer.

There are no contracts, arrangements, understandings or relationships between the Reporting Person, on one hand, and any other person with respect to any securities of the Issuer on the other hand.

Item 7.   Material to be Filed as Exhibits.

          Exhibit A.     Schedule of Transactions made by the Reporting Person
                         since December 31, 1998.

                                   SIGNATURE

          After reasonable inquiry and to the best of their knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:     February 1, 2000          By:  /s/ Dean Wuebker
                                    -------------------------------------------
                                    as Attorney-in fact for Dorothy Inez Andreas
                                    as Trustee of the DIA Bank Trust

                                   EXHIBIT A

                            SCHEDULE OF TRANSACTIONS

D.I.A. Bank Trust

                           Shares Acquired
Date                       (Disposed of)           Price Per Share           Nature of Transaction
----                      ---------------          ---------------           ---------------------
 1/5/99                           736              $    26.00                Private Purchase
1/26/99                             9              $    26.50                Private Purchase


     The trustee for the Reporting Person (the "Trustee") possesses sole investment and voting power with respect to 14,921 Shares and possesses shared investment and voting power with respect to 14,921 Shares for shares held by certain trusts for the benefit of members of her family. The Trustee may be deemed to share voting and investment power with respect to 614,710 Shares held by her spouse as sole trustee of trusts for the benefit of members of her family. In accordance with Exchange Act Rule 13d-4, the Trustee disclaims beneficial ownership of all Shares held by her spouse and held as sole or co-trustee of trusts for the benefit of members of her family.



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